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Filed pursuant to Rule 433
Registration No. 333-151781
November 17, 2008

TransCanada Corporation
Treasury Offering of Common Shares
Terms and Conditions

Issuer:	TransCanada Corporation ("TransCanada" or the "Corporation").
Offering:	Treasury offering of 30,500,000 common shares (the "Common Shares"), before giving effect to the over-allotment option.
Offering Price:	C$33.00 per Common Share.
Offering Amount:	C$1,006,500,000, before giving effect to the over-allotment option.
Over-allotment Option:
The Corporation has granted the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 4,575,000 Common Shares / C$150,975,000 to cover over-allotments, if any.
Use of Proceeds:
The net proceeds of the Offering will be used to partially fund capital projects of the Corporation, including the Keystone Pipeline System, for general corporate purposes and to repay short-term indebtedness.
Dividends:
The first dividend to which purchasers under this Offering will be entitled will be payable on January 30, 2009, to shareholders of record on December 31, 2008, in the amount of C$0.36 per common share.
Form of Offering:
Bought offering by way of a shelf prospectus in all provinces and territories of Canada, in the United States pursuant to the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Corporation.
Listing:
Application will be made to list the Common Shares on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE"). The existing common shares of TransCanada are listed on the TSX and the NYSE under the symbol "TRP".
Eligibility:	Eligible for RRSPs, RRIFs, RESPs and DPSPs.
Joint Bookrunners:	RBC Capital Markets, BMO Capital Markets, TD Securities Inc.
Selling Concession:	C$0.578 per Common Share.
Closing:	November 25, 2008

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (telephone: 416-842-5349, fax: 416-313-6066); or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).

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  Filed pursuant to Rule 433 Registration No. 333-151781 November 17, 2008
TransCanada Corporation Treasury Offering of Common Shares Terms and Conditions